

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 10, 2018

Michael Raleigh
Chief Executive Officer
Epsilon Energy Ltd.
16701 Greenspoint Park Drive, Suite 195
Houston, TX 77060

> **Re: Epsilon Energy Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 7, 2018**
> **File No. 333-224262**

Dear Mr. Raleigh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2018 letter.

1.   We note your response to prior comment 1. Please revise the registration statement to indicate that you will not count any proxy card (in the form) which you distributed on April 12, 2018 for purposes of determining whether the domestication proposal has been approved.

2.   In addition, please revise your disclosure to clarify that shareholders should complete and return the new/replacement proxy card which you are including as part of the definitive proxy statement. Use highlighting, notation, or some other means to make clear that this is a new form of proxy card which shareholders should use to vote and to distinguish it visually from the version which you distributed to shareholders on April 12, 2018.

<u>United States and Canadian Income Tax Considerations, page 96</u>

3.   We note the revised disclosure at page 102 suggesting a change as to your expectations regarding your becoming a USRPHC. However, the disclosure in that paragraph is now internally inconsistent. Please revise the disclosure to clarify.

<u>Closing Comments</u>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources